UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

Medical Information Technology, Inc.
(Name of the Issuer and Name of Person Filing Statement)

Common Stock, $1.00 par value per share
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Howard Messing
Chief Executive Officer
Medical Information Technology, Inc.
MEDITECH Circle
Westwood, MA 02090
(781) 821-3000
(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications on Behalf of Persons Filing Statement)

Copies to:
Thomas J. LaFond
Goodwin Procter LLP
100 Northern Avenue
Boston, Massachusetts 02210
(617) 570-1000

This statement is filed in connection with (check the appropriate box):
a. [x] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. [ ] The filing of a registration statement under the Securities Act of 1933.
c. [ ] A tender offer.
d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

Calculation of Filing Fee

Transaction Valuation (*)	Amount of Filing Fee (**)
$74,963,430	$8,178.51

(*) Calculated solely for purposes of determining the filing fee. This amount assumes the payment for 1,665,854 shares of common stock of the Company at $45.00 per share in cash in lieu of issuing fractional shares to holders of fractional shares of common stock after the proposed reverse stock split.

(**) The filing fee is calculated in accordance with Rule 0-11(b) by multiplying the Transaction Valuation of $74,738,430 by 0.0001091.

[ ] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,203.06
Form or Registration No.: Schedule 13E-3 (File No. 005-77898)
Filing Party: Medical Information Technology, Inc.
Date Filed: October 1, 2020

RULE 13e-3 TRANSACTION STATEMENT

INTRODUCTION

This Amendment No. 3 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, the "Schedule 13E-3") is being filed with the Securities and Exchange Commission (the "SEC") by Medical Information Technology, Inc. (the "Company"), a Massachusetts corporation. The Schedule 13E-3 was initially filed with the Securities and Exchange Commission (the "SEC") on October 1, 2020 and was subsequently amended by Amendment No. 1 filed on October 26, 2020 and Amendment No. 2 filed on November 5, 2020. This Amendment No. 3 is being filed pursuant to Rule 13e-3(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as a final amendment to the Schedule 13E-3 solely to report the results of the Rule 13e-3 transaction.

At a special meeting of shareholders held on November 30, 2020, the Company's shareholders approved an amendment to the Company's Articles of Organization (the "Articles") to effect a 1-for-5,000 reverse stock split of the Company's common stock, par value $1.00 per share (the "Common Stock"), resulting in (i) holdings prior to such split of fewer than 5,000 shares of Common Stock being converted into a fractional share, which were immediately cancelled and converted into a right to receive a cash payment as described in the Company's definitive proxy statement on Schedule 14A filed with the SEC on November 5, 2020, and (ii) the Company having fewer than 300 shareholder of record, thereby allowing the Company to deregister its Common Stock under the Exchange Act and avoid the costs associated with being a public reporting company.

On [November 30], 2020, the Company filed with the Massachusetts Secretary of the Commonwealth the Articles of Amendment to effect the reverse stock split.

The Company, upon completion of the reverse stock split and verification that the Company has fewer than 300 shareholders of record, intends to file a Form 15 with the SEC to deregister the Common Stock under the Exchange Act. Upon filing of the Form 15, the Company's obligation to file certain reports with the SEC, including Forms 10-K, 10-Q and 8-K, will be immediately suspended. The Company expects that the deregistration will become effective 90 days after the date of filing of the Form 15.

This Amendment No. 3 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, the "Schedule 13E-3") is being filed with the Securities and Exchange Commission (the "SEC") by Medical Information Technology, Inc. (the "Company"), a Massachusetts corporation. The Schedule 13E-3 was initially filed with the Securities and Exchange Commission (the "SEC") on October 1, 2020 and was subsequently amended by Amendment No. 1 filed on October 26, 2020 and Amendment No. 2 filed on November 5, 2020. This Amendment No. 3 is being filed pursuant to Rule 13e-3(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as a final amendment to the Schedule 13E-3 solely to report the results of the Rule 13e-3 transaction.

At a special meeting of shareholders held on November 30, 2020, the Company's shareholders approved an amendment to the Company's Articles of Organization (the "Articles") to effect a 1-for-5,000 reverse stock split of the Company's common stock, par value $1.00 per share (the "Common Stock"), resulting in (i) holdings prior to such split of fewer than 5,000 shares of Common Stock being converted into a fractional share, which were immediately cancelled and converted into a right to receive a cash payment as described in the Company's definitive proxy statement on Schedule 14A filed with the SEC on November 5, 2020, and (ii) the Company having fewer than 300 shareholder of record, thereby allowing the Company to deregister its Common Stock under the Exchange Act and avoid the costs associated with being a public reporting company.

On November 30, 2020, the Company filed with the Massachusetts Secretary of the Commonwealth the Articles of Amendment to effect the reverse stock split.

The Company, upon completion of the reverse stock split and verification that the Company has fewer than 300 shareholders of record, intends to file a Form 15 with the SEC to deregister the Common Stock under the Exchange Act. Upon filing of the Form 15, the Company's obligation to file certain reports with the SEC, including Forms 10-K, 10-Q and 8-K, will be immediately suspended. The Company expects that the deregistration will become effective 90 days after the date of filing of the Form 15.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

MEDICAL INFORMATION TECHNOLOGY, INC.

By:/s/ Howard Messing
Howard Messing
Chief Executive Officer
Dated: November 30, 2020